Mail Stop 4561

January 23, 2006

David H. Sidwell
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, New York 10036

RE:	Morgan Stanley
	Form 10-K for Fiscal Year Ended November 30, 2004
Filed February 11, 2005
File No. 001-11758

Dear Mr. Sidwell,

	We have reviewed your letter filed on January 12, 2006 and have the following comment. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Critical Accounting Policies
Fair Value, page 61

1. We note your response to comment 1 from our letter dated
December
15, 2005 that you apply the AICPA Broker-Dealer Guide to your activities unless other specialized industry guidance, including AICPA Audit Guides, is required to be applied to the operation of an individual subsidiary. Please tell us all the types of positions, aside from securities and derivatives that you account for at fair value as inventory under the AICPA Broker-Dealer Guide. Please indicate the specific nature of each type of financial and non-financial position that you fair value and explain your basis for applying fair value accounting


Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment and provide any requested information.
Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3490 if you have questions regarding our comment.

Sincerely,



Don Walker
Senior Assistant Chief Accountant

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David H. Sidwell
Morgan Stanley
January 23, 2006
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